EXHIBIT 4.9

SAFEWAY INC.

SUPPLEMENTAL INDENTURE

THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) is entered into as of October 6, 2014, between Safeway Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, National Association, a bank duly organized and existing under the laws of the United States, as trustee (the “Trustee”), under that certain Indenture, dated as of September 10, 1997 (the “Original Indenture”), as amended and supplemented by that certain Officers’ Certificate Pursuant to Sections 2.2 and 10.4 of the Original Indenture, dated December 5, 2011 (the “Officers’ Certificate”), with respect to the Company’s 3.40% Notes Due 2016 (as so amended, the “Indenture”).

WHEREAS, pursuant to a Consent Solicitation Statement, dated September 22, 2014 (the “Consent Solicitation Statement”), of the Company, holders of a majority in aggregate principal amount of the Company’s 3.40% Notes Due 2016 (the “Requisite Consents”) have consented to the amendment of the Indenture reflected in Article Two hereto;

WHEREAS, the provisions of this Supplemental Indenture shall be applicable to the Company’s 3.40% Notes Due 2016 (the “Notes”) under the Indenture;

WHEREAS, pursuant to Section 9.2 of the Original Indenture, the Company and the Trustee may enter into this Supplemental Indenture with the written consent of Holders of at least a majority in aggregate principal amount of the outstanding Notes; and

WHEREAS, the Company has duly authorized the execution and delivery of this Supplemental Indenture and has done all things necessary to make this Supplemental Indenture a valid agreement of the parties hereto, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration the receipt of which is hereby acknowledged, and for the equal and proportionate benefit of the Holders of the Notes, the Company and the Trustee agree as follows:

Article One

Definitions and Other Provisions of General Application

Section 101. Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Indenture.

Section 102. Effects of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 103. Successors and Assigns. All covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 104. Separability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 105. Benefits of Indenture. Nothing in this Supplemental Indenture, express or implied, shall give to any person, other than the parties hereto, any Registrar, any Paying Agent, any Service Agent and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under the Indenture or this Supplemental Indenture.

Section 106. Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the law of the State of New York. This Supplemental Indenture is subject to the provisions of the TIA that are required to be part of this Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

Section 107. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture.

Section 108. Effectiveness and Operativeness. This Supplemental Indenture shall take effect on the date hereof; however, Article Two of this Supplemental Indenture shall only become operative upon delivery by the Company to the Trustee of an Officers’ Certificate certifying that the Albertsons Acquisition (as defined in Article II hereto) has been consummated and the Company has paid the Consent Fee (as defined in the Consent Solicitation Statement) to the Holders of the Notes.

Section 109. Concerning the Trustee. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture or to the recitals contained herein.

Section 110. Relation to the Indenture. This Supplemental Indenture supplements the Indenture and shall be a part and subject to all the terms thereof. Except as supplemented hereby, all of the terms, provisions and conditions of the Indenture and the Securities issued thereunder shall continue in full force and effect.

Article Two

Offer to Purchase Upon Change of Control Triggering Event

Section 2.01 The definition of “Change of Control” set forth in the Original Indenture, as amended and supplemented by the Officers’ Certificate, is hereby amended and restated as follows:

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than us or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than us or one of our subsidiaries) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our voting stock or other voting stock into which our voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; or (3) the first day on which a majority of the members of our Board of Directors are not continuing directors; provided that in no event shall the Albertsons Acquisition constitute a Change of Control hereunder. Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (1) we become a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.

Section 2.02. Article I of the Original Indenture is hereby amended by adding the following definition:

“Albertsons Acquisition” means the merger of Saturn Merger Acquisition Sub, Inc. with and into Safeway Inc., pursuant to the Agreement and Plan of Merger dated as of March 6, 2014, as amended, by and Albertson’s Holdings LLC, Saturn Merger Acquisition Sub, Inc., Safeway Inc. and AB Acquisition LLC.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first above written.

SAFEWAY INC.,
as Company

By:	/s/ Peter J. Bocian
	Name:	Peter J. Bocian
	Title:	Executive Vice President and Chief Financial Officer

THE BANK OF NEW YORK MELLON TRUST COMPANY, NATIONAL ASSOCIATION,
as Trustee

By:	/s/ Melonee Young
	Name:	Melonee Young
	Title:	Vice President